EXHIBIT 99

                            Wynnefield Capital, Inc.
                            450 7th Avenue, Suite 509
                               New York, NY 10123





                                November 18, 2004


Board of Directors
First Aviation Services Inc.
15 Riverside Avenue
Westport, Connecticut 06880-4214


To the Board of Directors:

      On November 12, 2004, the Company announced that it had "received notice" from First Equity Development, Inc. ("First Equity"), a wholly owned subsidiary of First Equity Group, Inc. which is wholly owned by Aaron Hollander, the Company's Chairman, and Michael Culver, the Company's CEO, that First Equity was letting its engagement agreement with the Company expire on January 31, 2005.

      While this is an encouraging development long sought by minority stockholders, we hope the decision to terminate this unproductive agreement with First Equity was not, as publicly stated, solely First Equity's decision, because of "a regular review of the direction with which (sic) First Equity desires to take the advisory practice." The independent members of the FAvS Board should have been the active originators of the idea to terminate. For years, we have highlighted the lack of benefit received by FAvS from this "consulting agreement" with its majority shareholder. In our proxy effort last spring, ISS agreed with our position given "the poor historical returns, a continuing conflict of interest due to related party transactions with the First Equity group and the market valuing of the Company near its liquidation value..." Unfortunately, for outside shareholders, FAvS financial performance continues to deteriorate.

      We are concerned that the termination of the agreement with First Equity should not be the prelude to compensation increases for the agreement's main beneficiaries, Messrs. Hollander and/or Culver. Furthermore, we assume that the Company will take advantage of this opportunity to move the administration and accounting functions previously undertaken in Westport, to the natural, cost-effective operating headquarters at API in Memphis, TN. If Mr. Culver is to remain as CEO, there is no basis for him to remain in Westport, or for the Company to absorb any expenses for commuting or lodging.


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      Wynnefield Capital believes that the termination of this agreement creates the opportunity for fundamental change in the operations and governance of the Company. Wynnefield renews its request that FAvS appoint me as a director. As we have previously noted in our proxies, I have the industry and governance experience to help the Company develop a profitable, benchmarked business plan to deliver shareholder value. As you are aware, more than 77% of unaffiliated shares voted at the 2004 annual meeting expressed dissatisfaction with the current FAvS Board by either voting for me, or withholding support for management's slate.

      We look forward to your earliest response and would be willing to meet with the Nominating Committee of the Board. While termination of the engagement agreement is a positive step, the value of FAvS is diminishing on a quarterly basis. As a Board member, I can help change that.

                                          Very truly yours,

                                          /s/ Nelson Obus
                                          ---------------
                                          Nelson Obus


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